UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-23423

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

C&F Mortgage Corporation 401(k) Plan

1400 Alverser Drive

Midlothian, Virginia 23113

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C & F Financial Corporation

802 Main Street

West Point, Virginia 23181

REQUIRED INFORMATION

The C&F Mortgage Corporation 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule of the Plan for the years ended December 31, 2005 and 2004, which have been prepared in accordance with the financial reporting requirements of ERISA, are provided:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

C&F Mortgage Corporation 401(k) Plan

Midlothian, Virginia

We have audited the accompanying statements of net assets available for benefits of the C&F Mortgage Corporation 401(k) Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the C&F Mortgage Corporation 401(k) Plan as of December 31, 2005 and 2004, and the changes in financial status for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Yount, Hyde & Barbour, P.C.

YOUNT, HYDE & BARBOUR, P.C.

Winchester, Virginia

June 23, 2006

C&F MORTGAGE CORPORATION 401(K) PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets

Investments, at fair value	$7,548,929	$7,119,999

Receivables:
Employer contribution	263,069	295,822
Employee deferrals	809	608
Dividends	3,664	3,588

Total receivables	267,542	300,018

Cash	37,398	17,102

Net assets available for benefits	$7,853,869	$7,437,119

See Notes to Financial Statements.

C&F MORTGAGE CORPORATION 401(K) PLAN

Statements of Changes in Net Assets

Available for Benefits

For the Years Ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$514,488	$657,292
Interest and dividends	17,598	15,198

	532,086	672,490

Contributions:
Employer	263,069	295,822
Participant	975,108	851,670
Rollover and other contributions	17,040	103,057

	1,255,217	1,250,549

Total additions	1,787,303	1,923,039

Deductions from net assets attributed to:
Benefits paid to participants	1,326,138	255,060
Administrative expenses	44,415	37,302

Total deductions	1,370,553	292,362

Net increase	416,750	1,630,677

Net assets available for benefits:
Beginning of period	7,437,119	5,806,442

End of period	$7,853,869	$7,437,119

See Notes to Financial Statements.

C&F MORTGAGE CORPORATION 401(K) PLAN

Notes to Financial Statements

Note 1. Description of the Plan

The following description of the C&F Mortgage Corporation 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan maintained by C&F Mortgage Corporation (Company), a wholly-owned subsidiary of C&F Financial Corporation, pursuant to the provisions of Section 401(k) of the Internal Revenue Code (Code) established for the benefit of substantially all employees electing to participate in the Plan. Employees are eligible to participate in the Plan on the first day of the month following their employment date and must be eighteen years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each participant may elect to have compensation deferred up to the maximum percentage allowed by the Code. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The Company may make a discretionary profit sharing contribution, determined annually by its Board of Directors. The contribution is allocated in proportion to a participant’s contributions to the total contributions of all participants. Discretionary contributions declared or made by the Company, net of forfeitures, were $263,069 and $295,822 during the plan years ended December 31, 2005 and 2004, respectively. Participants entering the Plan may roll over contributions from other plans. Contributions are subject to certain limitations as established by the Internal Revenue Code.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

The Plan’s vesting provision provides that participants are immediately vested in their elective contributions and earnings thereon. Vesting in the Company’s contributions occurs as follows:

Number of Years of Vesting Service	Vested Interest
Less than 2 years	0%
2 years but less than 3 years	25%
3 years but less than 4 years	50%
4 years but less than 5 years	75%
5 years or more	100%

Investment Options

All assets in the Plan are directed by individual participants. Participants are given the option to direct account balances and all contributions into over 50 separate investment options. The options include managed accounts, pooled separate accounts and guaranteed interest accounts. A participant may also choose to invest up to 25% (in increments of 5%) of their account balance and future contributions in the common stock of C&F Financial Corporation (Employer Common Stock). Participants may change their investment options two times per month.

Payment of Benefits

Upon retirement or termination of service a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, periodic installments for a period of up to 10 years or a combination of both. A written election must be made by the participant and filed with the administrator at least 30 days before the benefit payment date. A vested account balance greater than $1,000, but not over $5,000, for a participant who has not reached age 65 at the time of termination of service will automatically be transferred or rolled over into an IRA selected by the Plan Trustee, unless the participant affirmatively elects to have the amount paid to an IRA that he or she selects or to another employer’s eligible retirement plan, or the participant affirmatively elects to receive the amount in cash, subject to applicable state and Federal tax withholding. A vested account balance of $1,000 or less for a participant who has not reached age 65 or a vested account balance of $5,000 or less for a participant who has reached age 65 will automatically be distributed to the participant in cash, subject to applicable state and Federal income tax withholding, unless the participant affirmatively elects a rollover to an IRA that he or she selects or to another employer’s eligible retirement plan.

Forfeited Accounts

For the years ended December 31, 2005 and 2004, forfeited nonvested accounts totaling $33,906 and $14,179, respectively, were used to reduce employer contributions.

Note 2. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments in managed accounts and pooled separate accounts of John Hancock Life Insurance Company (U.S.A.) (John Hancock USA) represent ownership of units of participation in various mutual funds. The value of a unit of participation is the total value of the investment in each mutual fund within the separate accounts divided by the number of units outstanding. The investments in the managed accounts and the pooled separate accounts are stated at fair value and are based on quoted redemption values of the underlying mutual funds on the last day of the year. The Plan’s Guaranteed Interest Accounts guarantee a rate of return for a defined term. The assets are commingled with other assets of John Hancock USA’s general account and are reported at fair value as determined by John Hancock USA. Common stock is stated at the fair value determined by quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In accordance with the policy of stating investments at current value, net realized and unrealized appreciation (depreciation) for the year is reflected in the statements of changes in net assets available for benefits.

Benefit Payments

Benefit payments are recorded when paid.

Note 3. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the portion of their account not previously vested.

Note 4. Investments

The Plan’s investment assets are currently held by the custodians, John Hancock USA and BI Investments, LLC. The following tables present investments for the years ended December 31, 2005 and 2004 that represent 5 percent or more of the Plan’s net assets.

December 31, 2005
John Hancock Lifestyle Fund – Aggressive Portfolio	$1,063,777
John Hancock Lifestyle Fund – Balanced Portfolio	739,952
John Hancock Lifestyle Fund – Growth Portfolio	1,622,290
John Hancock Money Market Fund	399,948
C&F Financial Corporation – Employer Common Stock	515,698

December 31, 2004
Manulife Lifestyle Fund – Aggressive Portfolio	$1,067,713
Manulife Lifestyle Fund – Balanced Portfolio	752,409
Manulife Lifestyle Fund – Growth Portfolio	1,581,999
C&F Financial Corporation – Employer Common Stock	603,232

During the years ended December 31, 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $514,488 and $657,292, respectively as follows:

	December 31,
	2005	2004
Managed and pooled separate accounts	$554,854	$647,461
Employer Common Stock	(39,142)	10,110
Guaranteed investment contracts	(1,224)	(279)

	$514,488	$657,292

Note 5. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 17, 2005, stating that the Plan, as then designed, is qualified based on the tax laws reviewed and, therefore, the trust established under the Plan is tax exempt. This determination letter may not be relied on with respect to whether the Plan satisfies the requirements of section 401(a) of the Code, as amended by the Economic Growth and Tax Relief Reconciliation Act of 2001. However, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note 6. Related Party Transactions

The Plan allows funds to be invested in the common stock of C&F Financial Corporation, the parent company of C&F Mortgage Corporation, the Plan Sponsor. Therefore C&F Financial Corporation is a party-in-interest. Investment in employer securities is allowed by ERISA and the United States Department of Labor Rules and Regulations and the fair value of Employer Common Stock is based on quotes from an active market.

Note 7. Administrative Expenses

All administrative expenses are absorbed by the Plan.

Note 8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

C&F MORTGAGE CORPORATION 401(K) PLAN

Schedule of Assets Held for Investment Purposes

EIN: 54-1773964 Plan No. 001

December 31, 2005

Description of Asset/Identity of Issue	Fair Value
Managed Accounts
John Hancock Lifestyle Fund-Aggressive Portfolio	$1,063,777
John Hancock Lifestyle Fund-Balanced Portfolio	739,952
John Hancock Lifestyle Fund-Conservative Portfolio	111,241
John Hancock Lifestyle Fund-Growth Portfolio	1,622,290
John Hancock Lifestyle Fund-Moderate Portfolio	225,209

3,762,469

Pooled Separate Accounts
John Hancock American Century Vista	21,764
John Hancock Oppenheimer Developing Markets Fund	140,447
John Hancock Mutual Discovery Fund	911
John Hancock Quantitative Value Fund	16,334
John Hancock Templeton Foreign Fund	12,295
John Hancock TRP Blue Chip Fund	18,739
John Hancock Jennison Growth Fund	11,664
John Hancock Fidelity Advisor Large-Cap Fund	97,715
John Hancock Fidelity Advisor Dividend Growth Fund	30,809
John Hancock TRP Spectrum Income Fund	26,405
John Hancock 500 Index Fund	132,920
John Hancock Legg Mason Growth Fund	93,810
John Hancock Wietz Partners Value Fund	62,248
John Hancock AIM Constellation Fund	5,431
John Hancock Mutual Beacon Fund	66,384
John Hancock TRP Science & Technology Fund	245,239
John Hancock Smith Barney Aggressive Growth Fund	170,359
John Hancock Quantitative Mid-Cap Fund	68,627
John Hancock Franklin Small/Mid-Cap Growth Fund	41,342
John Hancock Scudder International Select Equity Fund	34,852
John Hancock AIM Small-Cap Growth Fund	309
John Hancock Domini Social Equity Fund	6,647
John Hancock Excelsior Value & Restructuring Fund	36,393
John Hancock Oppenheimer Global Fund	42,890
John Hancock Short Term Federal Fund	7,934
John Hancock PIMCO Total Return Fund	119,949
John Hancock Davis New York Venture Fund	53,264
John Hancock Franklin Balance Sheet Fund	117,644
John Hancock MFS Strategic Value Fund	32,254

Carried Forward	$1,715,579

C&F MORTGAGE CORPORATION 401(K) PLAN

Schedule of Assets Held for Investment Purposes

EIN: 54-1773964 Plan No. 001

(Continued)

December 31, 2005

Description of Asset/Identity of Issue	Fair Value
Carried Forward	$1,715,579

Pooled Separate Accounts (cont’d)
John Hancock Templeton World Fund	1,321
John Hancock Templeton Foreign Small Company Fund	76,427
John Hancock TRP Equity Income Fund	102,796
John Hancock Scudder Mid-Cap Growth Fund	64,518
John Hancock Total Stock Market Index Fund	3,553
John Hancock Small-Cap Index	44,877
John Hancock PIMCO Real Return Fund	1,262
John Hancock American Funds American Balanced Fund	226,836
John Hancock American Funds Washington Mutual Investors Fund	41,651
John Hancock American Funds Investment Company of America	41,447
John Hancock Smith Barney Small Cap Value Fund	20,344
John Hancock Merrill Lynch Large-Cap Value Fund	6,791
John Hancock American Funds Growth Fund of America	215,603
John Hancock American Funds EuroPacific Growth Fund	153,967
John Hancock American Century Small Company Fund	39,494
John Hancock Quantitative All Cap Fund	25,487
John Hancock Mid-Cap Index Fund	3,023
John Hancock Salomon Brothers High-Yield Fund	40
John Hancock International Equity Index Fund	6
John Hancock Emerging Growth Fund	35
John Hancock Money Market Fund	399,948

3,185,005

Common Stock
C&F Financial Corporation – Employer Stock	515,698

Guaranteed Interest Accounts
Guaranteed Investment Contract	85,757

Total assets held for investment purposes	$7,548,929

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

C&F MORTGAGE CORPORATION 401(k) PLAN
(Name of Plan)

Date June 28, 2006	/s/ Bryan E. McKernon
Bryan E. McKernon, President & Chief Executive Officer
C&F MORTGAGE CORPORATION, Plan Administrator